SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Magellan Midstream Holdings, L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

55907R108

(CUSIP Number)

Lonny E. Townsend

MGG Midstream Holdings, L.P.

One Williams Center, P.O. Box 22186

Tulsa, OK 74121-2186

(877) 934-6571

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 17 Pages)

CUSIP No. 55907R108	13D	Page 2 of 17 Pages

1	Name of Reporting Person MGG MIDSTREAM HOLDINGS, L.P.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds SC/OO (Exchange of units by subject company)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 8,841,193
8 Shared Voting Power 0
9 Sole Dispositive Power 8,841,193
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 8,841,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 14.1%
14	Type of Reporting Person PN (Limited Partnership)

CUSIP No. 55907R108	13D	Page 3 of 17 Pages

1	Name of Reporting Person MGG MIDSTREAM HOLDINGS GP, LLC
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 8,841,193
8 Shared Voting Power 0
9 Sole Dispositive Power 8,841,193
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 8,841,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 14.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 4 of 17 Pages

1	Name of Reporting Person CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,841,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,841,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 8,841,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 14.1%
14	Type of Reporting Person PN (Limited Partnership)

CUSIP No. 55907R108	13D	Page 5 of 17 Pages

1	Name of Reporting Person CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,841,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,841,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 8,841,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 14.1%
14	Type of Reporting Person PN (Limited Partnership)

CUSIP No. 55907R108	13D	Page 6 of 17 Pages

1	Name of Reporting Person C/R ENERGY GP II, LLC
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,841,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,841,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 8,841,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 14.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 7 of 17 Pages

1	Name of Reporting Person RIVERSTONE HOLDINGS, LLC
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,841,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,841,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 8,841,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 14.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 8 of 17 Pages

1	Name of Reporting Person CARLYLE INVESTMENT MANAGEMENT L.L.C.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,841,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,841,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 8,841,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 14.1%
14	Type of Reporting Person IA, OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 9 of 17 Pages

1	Name of Reporting Person TC GROUP, L.L.C.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,841,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,841,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 8,841,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 14.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 10 of 17 Pages

1	Name of Reporting Person TCG HOLDINGS, L.L.C.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,841,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,841,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 8,841,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 14.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 11 of 17 Pages

1	Name of Reporting Person MADISON DEARBORN CAPITAL PARTNERS IV, L.P.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,841,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,841,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 8,841,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 14.1%
14	Type of Reporting Person PN (Limited Partnership)

CUSIP No. 55907R108	13D	Page 12 of 17 Pages

1	Name of Reporting Person MADISON DEARBORN PARTNERS IV, L.P.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,841,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,841,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 8,841,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 14.1%
14	Type of Reporting Person PN (Limited Partnership)

THIS AMENDMENT NO. 3 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 28, 2006, AS AMENDED BY AMENDMENT NO. 1 FILED ON JULY 25, 2007 AND AMENDMENT NO. 2 FILED ON DECEMBER 3, 2007. THE TEXT OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(i)	MGG Midstream Holdings, L.P. , a Delaware limited partnership (“MGG Holdings”);

(ii)	MGG Midstream Holdings GP, LLC, a Delaware limited liability company (the “MGG Holdings GP,” and collectively with MGG Holdings, the “MGG Holdings Entities”);

(iii)	Carlyle/Riverstone MLP Holdings, L.P., a Delaware limited partnership (“C/R MLP”);

(iv)	Carlyle/Riverstone Energy Partners II, L.P., a Delaware limited partnership (“C/R EP”);

(v)	C/R Energy GP II, LLC, a Delaware limited liability company (“C/R GP”);

(vi)	Riverstone Holdings LLC, a Delaware limited liability company (“Riverstone”);

(vii)	Carlyle Investment Management L.L.C., a Delaware limited liability company (“CIM”);

(viii)	TC Group, L.L.C., a Delaware limited liability company (“TC Group”);

(ix)	TCG Holdings, L.L.C., a Delaware limited liability company (“TCG Holdings,” and collectively with C/R MLP, C/R EP, C/R GP, Riverstone, CIM, and TC Group, the “C/R Entities”);

(x)	Madison Dearborn Capital Partners IV, L.P., a Delaware limited partnership (“MDCP IV”); and

(xi)	Madison Dearborn Partners IV, L.P., a Delaware limited partnership (“MDP IV,” and collectively with MDCP IV, the “MDP Entities).

(Page 13 of 17 Pages)

All of MGG Holdings Entities, C/R Entities and MDP Entities are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, dated as of April 29, 2008, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(b)	(i)	The address of the principal business office of each of MGG Holdings Entities is as follows:

c/o MGG Midstream Holdings, L.P. One Williams Center Tulsa, Oklahoma 74172

	(ii)	The address of the principal business office of Riverstone is as follows:

712 Fifth Avenue, 51st Floor New York, NY 10019

	(iii)	The address of the principal business office of each of the C/R Entities, with the exception of Riverstone, is as follows:

c/o The Carlyle Group 1001 Pennsylvania Avenue, N.W. Suite 220 South Washington, D.C. 20004-2505

	(iv)	The address of the principal business office of each of the MDP Entities is as follows:

Three First National Plaza Suite 3800 Chicago, Illinois 60602

(Page 14 of 17 Pages)

(c)	(i)	MGG Holdings was formed to acquire the Common Units and the general partner of the Issuer, and MGG Holdings is the sole record owner of the Common Units reported as beneficially owned in this Schedule 13D. MGG Holdings GP was formed to be the general partner of MGG Holdings.

	(ii)	MDCP IV is a private equity investment fund and its principal business is investing in securities. MDCP IV is one of two managing members of MGG Holdings GP. MDP IV’s principal business is serving as the general partner of MDCP IV.

	(iii)	Each of the C/R Reporting Entities other than CIM is a private equity investment fund or an affiliate thereof. C/R MLP was formed to be a managing member of MGG Holdings GP and a limited partner of MGG Holdings. C/R EP’s principal business is serving as the general partner of private equity investment funds. C/R GP’s principal business is serving as the general partner of C/R EP. Riverstone is a member of C/R GP. CIM is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Riverstone and CIM each act as investment advisors to C/R GP with authority and responsibility to direct the investment of certain assets. TC Group is the sole managing member of CIM. TCG Holdings is the sole managing member of TC Group.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

MGG Holdings entered into the Acquisition for investment purposes. The following describes plans or proposals, including those in connection with the Acquisition, that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)	Subject to the terms and conditions of the Issuer Partnership Agreement, Magellan Midstream Holdings GP, LLC (the “Issuer GP”), a Delaware limited liability company and a wholly owned subsidiary of MGG Holdings, and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933, as amended (the “Securities Act”) and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission. MGG Holdings may sell Common Units from time to time in the future. The timing and amount of MGG Holdings’ resales of Common Units will be subject to market conditions, compliance with applicable legal requirements and such other factors as MGG Holdings may deem relevant.

(b)	None.

(c)	None.

(d)	None.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(Page 15 of 17 Pages)

(i)	None.

(j)	Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D, however, the Reporting Persons may, from time to time, evaluate whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts), to distribute the Common Units to partners and members of the Reporting Persons, or to retain such securities, and whether to take such actions as they deem appropriate including, without limitation, acquiring additional securities of the Issuer or disposing of all or a portion of their holdings of securities of the Issuer, or take any action, or engage in discussions with management or the board of directors of the Issuer, other holders of Common Units or other relevant parties, with respect to any or all of the matters referred to in subsections (a) through (i) in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)	(i)	MGG Holdings is the sole record owner of, and has the sole power to vote and dispose of 8,841,193 Common Units (14.1%).

	(ii)	MGG Holdings GP does not directly own any Units. By virtue of being the sole general partner of MGG Holdings, MGG Holdings GP may be deemed to possess sole voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 8,841,193 Common Units (14.1%).

	(iii)	C/R MLP does not directly own any Units. By virtue of being one of two managing members of MGG Holdings GP, C/R MLP may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 8,841,193 Common Units (14.1%).

	(iv)	MDCP IV does not directly own any Units. By virtue of being one of two managing members of MGG Holdings GP, MDCP IV may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 8,841,193 Common Units (14.1%).

	(v)	C/R EP does not directly own any Units. By virtue of being the sole general partner of C/R MLP, C/R EP may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 8,841,193 Common Units (14.1%).

	(vi)	MDP IV does not directly own any Units. By virtue of being the sole general partner of MDCP IV, MDP IV may be deemed to beneficially own those Units held by MGG Holdings, representing an aggregate 8,841,193 Common Units (14.1%). Any decision as to the acquisition, disposition or voting of the Units will be made by a limited partner committee of MDP IV composed of John A. Canning, Paul J. Finnegan and Samuel M. Mencoff, acting by majority vote. Messrs. Canning, Finnegan and Mencoff each hereby disclaims any beneficial ownership of any Units held by MGG Holdings.

	(vii)	C/R GP does not directly own any Units. By virtue of being the sole general partner of C/R EP, C/R GP may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 8,841,193 Common Units (14.1%).

(Page 16 of 17 Pages)

(viii)	Riverstone does not directly own any Units. By virtue of being an investment adviser with respect to certain assets of C/R GP, Riverstone may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 8,841,193 Common Units (14.1%).

(ix)	CIM does not directly own any Units. By virtue of being an investment adviser with respect to certain assets of C/R GP, CIM may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 8,841,193 Common Units (14.1%).

(x)	TC Group does not directly own any Units. By virtue of being the sole member of CIM, TC Group may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 8,841,193 Common Units (14.1%).

(xi)	TCG Holdings does not directly own any Units. By virtue of being the managing member of TC Group, TCG Holdings may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 8,841,193 Common Units (14.1%).

(c) None.

(d) None.

(e) On January 15, 2007, the limited partnership agreement of MDP IV was amended to provide for the formation of a limited partner committee composed of John A. Canning, Paul J. Finnegan and Samuel M. Mencoff. The limited partner committee was authorized to make all decisions with respect to the acquisition, disposition and voting of securities held by MDCP IV for investment purposes, and the distribution of cash and/or securities by MDCP IV. As a result of the formation of the limited partner committee, Madison Dearborn Partners, L.L.C., the general partner of MDP IV, no longer shares any voting or dispositive power with respect to the Common Units held by MGG Holdings and therefore, it has ceased to be a beneficial owner of the Common Units.

Item 7. Material to be filed as Exhibits.

Exhibit A — Amended and Restated Joint Filing Agreement.

(Page 17 of 17 Pages)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: April 30, 2008

MGG MIDSTREAM HOLDINGS, L.P.

By:	MGG Midstream Holdings GP, LLC
Its: General Partner

	By:	/s/ John D. Chandler
		Name:	John D. Chandler
		Title:	Vice President, Chief Financial Officer and Treasurer

MGG MIDSTREAM HOLDINGS GP, LLC

By:	/s/ John D. Chandler
	Name:	John D. Chandler
	Title:	Vice President, Chief Financial Officer and Treasurer

CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.

By:	Carlyle/Riverstone Energy Partners II, L.P.
Its: General Partner

	By:	C/R Energy GP II, LLC
Its: General Partner

	By:	/s/ David M. Leuschen
		Name:	David M. Leuschen
		Title:	Authorized Person

CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.

By:	C/R Energy GP II, LLC
Its: General Partner

	By:	/s/ David M. Leuschen
		Name:	David M. Leuschen
		Title:	Authorized Person

C/R ENERGY GP II, LLC

By:	/s/ David M. Leuschen
	Name:	David M. Leuschen
	Title:	Authorized Person

RIVERSTONE HOLDINGS, LLC

By:	/s/ David M. Leuschen
	Name:	David M. Leuschen
	Title:	Managing Director

CARLYLE INVESTMENT MANAGEMENT L.L.C.

By:	TC Group, L.L.C.
Its: Managing Member

	By:	TCG Holdings, L.L.C.
Its: Managing Member

	By:	/s/ Daniel A. D’Aniello
		Name:	Daniel A. D’Aniello
		Title:	Managing Director

TCG HOLDINGS, L.L.C.

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TC GROUP, L.L.C.

By:	TCG Holdings, L.L.C.
Its: Managing Member

	By:	/s/ Daniel A. D’Aniello
		Name:	Daniel A. D’Aniello
		Title:	Managing Director

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By:	Madison Dearborn Partners IV, L.P.
Its: General Partner

	By:	Madison Dearborn Partners, L.L.C.
Its: General Partner

	By:	/s/ Thomas S. Souleles
		Name:	Thomas S. Souleles
		Title:	Managing Director

MADISON DEARBORN PARTNERS IV, L.P.

By:	Madison Dearborn Partners, L.L.C.
Its: General Partner

	By:	/s/ Thomas S. Souleles
		Name:	Thomas S. Souleles
		Title:	Managing Director

EXHIBIT A

AMENDED AND RESTATED AGREEMENT

REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached and, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, each of them hereby agrees to the joint filing on behalf of each them the Schedule 13D (including amendments thereto) with respect to Common Units of the Issuer; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: April 29, 2008

[Signature Pages Follow]

MGG MIDSTREAM HOLDINGS, L.P.

By:	MGG Midstream Holdings GP, LLC Its: General Partner

	By:	/s/ John D. Chandler
	Name:	John D. Chandler
	Title:	Vice President, Chief Financial Officer and Treasurer

MGG MIDSTREAM HOLDINGS GP, LLC

	By:	/s/ John D. Chandler
	Name:	John D. Chandler
	Title:	Vice President, Chief Financial Officer and Treasurer

CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.

By:	Carlyle/Riverstone Energy Partners II, L.P.
Its: General Partner

	By:	C/R Energy GP II, LLC
Its: General Partner

	By:	/s/ David Leuschen
	Name:	David Leuschen
	Title:	Authorized Person

CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.

By:	C/R Energy GP II, LLC
Its: General Partner

	By:	/s/ David Leuschen
	Name:	David Leuschen
	Title:	Authorized Person

C/R ENERGY GP II, LLC

	By:	/s/ David Leuschen
	Name:	David Leuschen
	Title:	Authorized Person

RIVERSTONE HOLDINGS, LLC

	By:	/s/ David Leuschen
	Name:	David Leuschen
	Title:	Managing Director

CARLYLE INVESTMENT MANAGEMENT L.L.C.

By:	TC Group, L.L.C.
Its: Managing Member

	By:	TCG Holdings, L.L.C.
Its: Managing Member

	By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TCG HOLDINGS, L.L.C.

	By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TC GROUP, L.L.C.

By:	TCG Holdings, L.L.C.
Its: Managing Member

	By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By:	Madison Dearborn Partners IV, L.P.
Its: General Partner

	By:	Madison Dearborn Partners, L.L.C.
Its: General Partner

	By:	/s/ Thomas S. Souleles
	Name:	Thomas S. Souleles
	Title :	Managing Director

MADISON DEARBORN PARTNERS IV, L.P.

By:	Madison Dearborn Partners, L.L.C.
Its: General Partner

	By:	/s/ Thomas S. Souleles
	Name:	Thomas S. Souleles
	Title :	Managing Director